February 5, 2025

Danny G. Bishop
President and Chief Executive Officer
Go Green Global Technologies Corp.
22 Kenosia Avenue, Unit 9
Danbury, CT 06810

       Re: Go Green Global Technologies Corp.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed January 14, 2025
           File No. 333-276881
Dear Danny G. Bishop:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 13,
2024 letter.

Amendment No. 3 to Registration Statement on Form S-1 filed January 14, 2025 Recent Developments, page 7

1. We note your response to prior comment 3 and reissue in part. Please revise to disclose the termination provisions under the distribution agreement. Executive Compensation, page 45

2. Please update the executive and board compensation information to be as of the fiscal year ended December 31, 2024.
 February 5, 2025
Page 2
Exhibits

3. Please have counsel revise the legality opinion to differentiate between the outstanding shares of common stock being registered for resale and the shares of common stock being registered for resale upon exercise of the warrants. Counsel should opine that the outstanding shares of common stock being registered for resale are validly issued, fully paid and non-assessable and that the shares of common stock being registered for resale upon exercise of the warrants will be validly issued, fully paid and non-assessable.
4. We note your response to prior comment 6. Please file as exhibits the following agreements mentioned on page 54: (1) the agreement on October 1, 2024 to extend the maturity date of the April 2024 Zevetchin Note to November 30, 2024; (2) the
       promissory note with David Zevetchin entered into on November 19, 2024; and (3)
       the second amendment to the 2023 AJB Note entered into on November 21, 2024.

General

5. We note several references to your web address and the web addresses of third parties throughout your disclosure. Please consult Release 33-7856 (footnote 41 and the related text) (April 28, 2000) regarding your obligations when using internet addresses in your registration statement and revise as appropriate.

       Please contact Jeff Gordon at 202-551-3866 or Claire Erlanger at 202-551-3301 if you
have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   Ross D. Carmel, Esq.